For Immediate Release

Nordion Receives Final Court Approval for Acquisition by Sterigenics

Ottawa, Canada, June 11, 2014 – Nordion Inc. (TSX:NDN) (NYSE:NDZ) announced today that the Ontario Superior Court of Justice (Commercial List) has issued a final order approving the previously announced plan of arrangement providing for the proposed acquisition by Sterigenics of all the issued and outstanding common shares of Nordion for cash consideration of US$13.00 per share (the “Arrangement”). The Arrangement was approved by Nordion’s shareholders of record at the Company’s Annual and Special Meeting held on Friday, June 6, 2014.

The transaction remains subject to certain closing conditions, including all regulatory approvals, such as under competition/antitrust laws and the Investment Canada Act, and the coming into force of certain amendments to the Nordion and Theratronics Divestiture Authorization Act, as more fully described in the Management Information Circular dated April 22, 2014, as supplemented May 8, 2014 and June 2, 2014. In addition, the transaction is effectively conditional upon Nordion having at closing US$300 million of available cash on hand to complete the steps of the transaction. The transaction is not subject to any financing condition and is expected to close in the second half of calendar 2014.

About Nordion Inc.

Nordion Inc. (TSX:NDN) (NYSE:NDZ) is a global health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes and sterilization technologies that benefit the lives of millions of people in more than 40 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has over 400 highly skilled employees in three locations. Find out more at www.nordion.com and follow us at twitter.com/NordionInc.

CONTACTS:

MEDIA:
Shelley Maclean
(613) 592-3400 x 2414
Shelley.Maclean@nordion.com

INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

SOURCE: Nordion

Caution Concerning Forward-Looking Statements

This release contains forward-looking statements, within the meaning of certain securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements relating to our expectations with respect to: the timing and outcome of the proposed acquisition by Sterigenics of all of the outstanding common shares of Nordion; the anticipated benefits of the transaction to the parties and their respective security holders; the timing and anticipated receipt of required regulatory approvals for the transaction; the timing and anticipated enactment of Nordion and Theratronics Divestiture Authorization Act; Sterigenics’ ability to complete its financing; the ability of the parties to satisfy the other conditions to, and to complete, the transaction; the anticipated timing for the closing of the transaction; and more generally statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “will”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “indicate”, “forecast”, “objective”, “optimistic”, and similar words and expressions are also intended to identify forward-looking statements. In respect of the forward-looking statements and information concerning the anticipated benefits and completion of the proposed transaction and the anticipated timing for the completion of the transaction, Nordion and Sterigenics have provided such statements and information in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the time required to prepare and mail security holder meeting materials; the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory approvals; the timing and anticipated enactment of the proposed amendments to the Nordion and Theratronics Divestiture Authorization Act; the ability of the parties to satisfy, in a timely manner, the other conditions of the closing of the transaction; and other assumptions and expectations concerning the transaction. There can be no assurance that the proposed transaction will occur, or that it will occur on the terms and conditions contemplated in this news release. The proposed transaction could be modified, restructured or terminated. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of the parties are included in reports on file with applicable securities regulatory authorities, including in our 2013 Annual Information Form (AIF) and our 2014 Management Information Circular. Our 2013 AIF, 2014 Management Information Circular, and our other filings with the Canadian provincial securities commissions and the US Securities and Exchange Commission are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on Nordion’s website at www.nordion.com.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.